Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 000-29938

PACIFIC INTERNET LIMITED

(Exact Name of Registrant as Specified in Its Charter)

Republic of Singapore
(Jurisdiction of Incorporation or Organization)

89 Science Park Drive, #02-05/06
The Rutherford, Singapore Science Park
Singapore 118261
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

 No.   Document

  Press release dated July 6, 2005
  - Pacific Internet Announces Change of Shareholders and Appointment of New Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC INTERNET LIMITED

By :	/s/Tan Tong Hai

Name :	Tan Tong Hai
Title :	President and Chief Executive Officer
Date :	July 6, 2005

Media Release

For Immediate Release

Pacific Internet Announces Change of Shareholders and Appointment of New Directors

SINGAPORE, 6 July 2005 - Pacific Internet Limited (NASDAQ: PCNTF), the largest telco-independent Internet Communications Service Provider in Asia-Pacific in terms of geographic reach, today announced that Kingsville Capital Limited, a special-purpose vehicle representing a group of investors put together by Titan Capital, has completed its acquisition of SembCorp Industries Ltd's stake in Pacific Internet. Kingsville had purchased from SembCorp, 3,829,373 ordinary shares of par value S$2.00 each or approximately 28.8% of Pacific Internet's total outstanding shares at US$7.00 per share. The Infocomm Development Authority of Singapore has approved the acquisition.

Mr Tan Bien Kiat, Managing Director of Titan Capital said, "We are pleased to complete the acquisition of Pacific Internet shares from SembCorp. Pacific Internet has an excellent management team that turned the company around from a loss-making situation to a profitable one amidst a very competitive environment. In addition, PacNet has a sustainable and financially viable business model, and its growth strategy is well on track."

Appointment of New Directors

As a result of the successful transaction, SembCorp's representatives on the Pacific Internet Board, namely Ms Low Sin Leng who is also the present Chairman of the Board, and Ms Chong Phit Lian, will both relinquish their directorships. Concurrently, the Board has appointed Mr Tan Bien Kiat as Director and Chairman of the Board and Mr Chew Hai Chwee as Director. With the latest appointments, the company maintains a nine-member Board of Directors, of which six Directors are independent.

"On behalf of the Board and Management, I would like to thank Ms Low and Ms Chong for their contributions and dedicated service during the past years. In particular, Ms Low's leadership as Chairman has been outstanding and was crucial in steering the company on a continuing growth path," said Mr Tan.

# # #

Editors' Note:

Background of New Directors

Mr Tan Bien Kiat, Director and Chairman of the Board

Mr Tan is the Managing Director of Titan Capital, a boutique investment firm. He was previously Managing Director of Newbridge Capital Asia, a leading private equity firm in Asia, where he had overall responsibility for Southeast Asia, India and Australia. Mr. Tan had previously ran a major Southeast Asian conglomerate, and was a Principal in US strategy consulting firms Booz Allen Hamilton and AT Kearney.

Mr Chew Hai Chwee, Director

Mr Chew has considerable experience in international finance, building shareholder value, and introducing innovative business processes to enhance profitability. He was the Chief Operating Officer of Country Foods Pte Ltd, a subsidiary of Singapore Airport Terminal Services (SATS). Prior to that, he was the Chief Financial Officer for Delifrance Asia Limited. Mr Chew spent 15 years working for US and Asian multinational companies where he was responsible for regional finance and operations.

About Pacific Internet Limited

Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For further information visit www.pacnet.com.

For further information:

Investor & Media Contacts:
Mervin Wang Pacific Internet Limited (65) 6771 0780 mervin.wang@pacific.net.sg	Mark Kollar Cubitt Jacobs & Prosek Communications (212) 279 3115 x201 mark@cjpcom.com

Cautionary Statement
Statements made in this press release with respect to Pacific Internet's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will, "would", "should", "could", "may" and "might". These statements reflect management's current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet's continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.